PURCHASE AGREEMENT

         PURCHASE AGREEMENT, dated as of September 13, 1996 (the "Agreement"), by and among BG Holdings I, Inc., a Delaware corporation ("BGHI"), BG Holdings II, Inc., a Delaware corporation ("BGHII"), Saint-Gobain Holdings I Corp., a Delaware corporation ("Purchaser"), Saint-Gobain Corporation, a Pennsylvania corporation ("SGC"), and Ball-Foster Glass Container Co., L.L.C. (formerly Foster-Ball, L.L.C.), a limited liability company organized under the laws of the State of Delaware (the "Company"). BGHI and BGHII are collectively referred to herein as "Sellers"; the Company, SGC and Purchaser are collectively referred to herein as the "Purchaser Entities." Capitalized terms not otherwise defined herein are used as defined in the LLC Agreement (as defined below).

         WHEREAS, Sellers and Purchaser are parties to that certain Amended and Restated Limited Liability Company Agreement, dated as of June 26, 1995 (as amended to date, the "LLC Agreement"), pursuant to which Sellers and Purchaser have associated themselves as members of the Company; and

         WHEREAS, Sellers are the record and beneficial owners of Interests in the Company and Sellers desire to sell and Purchaser desires to purchase all of Sellers' Interests (the "Seller Interests") in the Company
(collectively representing a 42% Ordinary Interest in the Company) on the terms and conditions set forth herein.

         NOW, THEREFORE, in consideration of the mutual agreements contained herein, the parties hereto agree as follows:

         1. Purchase and Sale of Seller Interests. Subject to the terms and conditions of this Agreement, and in reliance upon the representations, warranties and covenants contained herein, at the Closing described in
Section 2 hereof, Sellers will sell, assign, transfer and convey to Purchaser, and Purchaser will purchase from Sellers, all of the Seller Interests, free and clear of all liens, claims or encumbrances of whatever nature (collectively, "Liens"). In consideration of the aforesaid sale, Purchaser will pay to Sellers at the Closing the aggregate of $190 million in cash (the "Purchase Price"), $95 million of which shall be paid to BGHI and $95 million of which shall be paid to BGHII. In the event that the Purchase Price is not paid to Sellers prior to October 15, 1996 and the conditions to Closing set forth in Section 7(a) and 7(c) have been satisfied or waived, from and after the later of October 15, 1996 or the date all such conditions have been satisfied or waived, Purchaser shall pay to Sellers interest on the full amount of the Purchase Price at a rate per annum equal to the then prime rate as published by Citibank N.A. until such time as the Purchase Price and all interest accrued thereon is paid in full.

         2. Closing. The Closing shall be held at the office of Skadden, Arps, Slate, Meagher & Flom, 333 West Wacker Drive, Chicago, Illinois
60606 as soon as practicable (but in no event more than five business days) after satisfaction or waiver of the conditions to Closing set forth in
Section 7 hereof at 10:00 A.M., local time, or at such other time and place as may be agreed to by the parties hereto.

         3. Deliveries at the Closing. At the Closing, (a) Sellers will deliver to Purchaser (i) such documents, if any, that are necessary to vest in Purchaser good and valid title to the Seller Interests and (ii) resignations of each of the Seller's Representatives from the Members Committee, effective as of the Closing; and (b) Purchaser will deliver the Purchase Price by wire transfer of immediately available funds to an account or accounts designated by Sellers.

         4. Sellers' Representations and Warranties. Each Seller hereby represents and warrants to Purchaser as follows:

             (a) Each Seller is a corporation, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. Each Seller has the full corporate power and authority to execute, deliver and carry out the terms and provisions of this Agreement and consummate the transactions contemplated hereby, and has taken all necessary corporate and stockholder action to authorize the execution, delivery and performance of this Agreement;

             (b) This Agreement has been duly and validly executed and delivered by each Seller and constitutes a valid and binding obligation of each Seller, enforceable against each Seller in accordance with its terms, subject to applicable principles of equity, bankruptcy, reorganization, insolvency or other laws affecting the enforcement of creditors' rights generally;

             (c) Each Seller is the sole record and beneficial owner of the Seller Interests owned by it (each representing a twenty-one percent (21%) Ordinary Interest in the Company) and has good and valid title to such Seller Interests, free and clear of all Liens and any other limitation or restriction on the right to vote, sell or otherwise dispose of such Seller Interests (except as provided in the LLC Agreement or required by applicable law) and will transfer and deliver to Purchaser at the Closing valid title to such Seller Interests, free and clear of any Lien and any such other limitation or restriction (except as provided in the LLC Agreement or required by applicable law);

             (d) Neither Seller owns any Preferred Interest and there is no balance in either Seller's Preferred Interest Account;

             (e) The execution and delivery of this Agreement by each Seller does not, and the performance by each Seller of its obligations hereunder will not, constitute a violation of, conflict with or result in a default under, (i) the certificate of incorporation or by-laws, or the other constituent documents, as the case may be, of such Seller, (ii) any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which such Seller is a party or by which such Seller is bound, or any license, franchise, permit or similar authorization held by such Seller or (iii) any judgment, injunction, decree or order applicable to such Seller, except for such violations, conflicts or defaults which do not have a material adverse effect on Sellers' ability to consummate the transactions contemplated hereby, nor is any Seller required to obtain the approval of any person (except for any such approval the failure of which to obtain would not have a material adverse effect on Sellers' ability to consummate the transactions contemplated hereby) to effect the sale of the Seller Interests as contemplated hereby;

             (f) Except as would not have a material adverse effect on Sellers' ability to consummate the transactions contemplated hereby, neither the execution and delivery of this Agreement nor the performance by any Seller of its obligations hereunder will violate any law, rule or regulation applicable to such Seller or require any consent or approval of, other action by or filing with or notice to, any public body or authority under any provision of law applicable to such Seller other than notices or filings pursuant to the federal securities laws or the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the "HSR Act"); and

             (g) There is no action, suit, investigation or proceeding pending against, or to the knowledge of either Seller threatened against or affecting, either Seller or any of their respective properties before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

         5. Purchaser's Representations and Warranties. Each Purchaser Entity hereby represents and warrants to Sellers as follows:

             (a) Each Purchaser Entity is a corporation or a limited liability company, duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation or formation. Each Purchaser Entity has the full power and authority to execute, deliver and carry out the terms and provisions of this Agreement and consummate the transactions contemplated hereby, and has taken all necessary action to authorize the execution, delivery and performance of this Agreement;

             (b) This Agreement has been duly and validly authorized, executed and delivered by each Purchaser Entity and constitutes a valid and binding agreement of such Purchaser Entity, enforceable in accordance with its terms, subject to applicable principles of equity, bankruptcy, reorganization, insolvency or other laws affecting the enforcement of creditors' rights generally;

             (c) The execution and delivery of this Agreement by each Purchaser Entity does not, and the performance by such Purchaser Entity of its obligations hereunder will not, constitute a violation of, conflict with or result in a default under, (i) the certificate of incorporation or by-laws, or the other constituent documents, as the case may be, of such Purchaser Entity, (ii) any contract, commitment, agreement, understanding, arrangement or restriction of any kind to which such Purchaser Entity is a party or by which such Purchaser Entity is bound or any license, franchise, permit or similar authorization held by such Purchaser Entity, or (iii) any judgment, injunction, decree or order applicable to such Purchaser Entity, except for such violations, conflicts or defaults which do not have a material adverse effect on Purchaser's ability to consummate the transactions contemplated hereby, nor is such Purchaser Entity required to obtain the approval of any person (except for any such approval the failure of which to obtain would not have a material adverse effect on Purchaser's ability to consummate the transactions contemplated hereby) to effect the purchase of the Seller Interests as contemplated hereby;

             (d) Except as would not have a material adverse effect on Purchaser's ability to consummate the transactions contemplated hereby, neither the execution and delivery of this Agreement nor the performance by any Purchaser Entity of its obligations hereunder will violate any law, rule or regulation applicable to such Purchaser Entity or require any consent or approval of, other action by or filing with or notice to, any public body or authority under any provision of law applicable to such Purchaser Entity other than notices or filings pursuant to the federal securities laws or the HSR Act; and

             (e) There is no action, suit, investigation or proceeding pending against, or to the knowledge of any Purchaser Entity threatened against or affecting, any Purchaser Entity before any court or arbitrator or any governmental body, agency or official which in any manner challenges or seeks to prevent, enjoin, alter or materially delay the transactions contemplated by this Agreement.

         6.  Certain Other Agreements.

             (a) Termination of Liability.

                 (i) Upon the execution of this Agreement, neither Seller nor any of their affiliates shall have any obligation to the Company under the LLC Agreement to make any capital contribution or other payment to the Company (including any capital contribution that would otherwise be due from Sellers under
         Section 3.2(d) of the LLC Agreement as a result of any Net Adjustment Amount) unless the Closing does not occur and this Agreement is terminated in accordance with its terms, in which case Sellers shall be obligated to make any capital contribution or other payment required to be made by them in accordance with the terms of the LLC Agreement. Except as otherwise provided in
         Section 6(c)(iv)(A) hereof, upon consummation of the Closing, neither Seller nor any of their respective affiliates shall have any liability or obligation of any kind or nature to the Company or its Members under the LLC Agreement and, effective as of the Closing, except as otherwise provided in Section 6(c)(iv)(A) hereof, each of SGC, SGH and the Company hereby releases and forever discharges each Seller and their respective affiliates from all of their liabilities and obligations under the LLC Agreement.

                 (ii) Except as otherwise provided in Sections 6(b) and 6(c)(iv)(B) and (C) hereof, upon consummation of the Closing, neither the Company nor Purchaser shall have any liability or obligation of any kind or nature to either Seller or any of their respective affiliates under the LLC Agreement (including, but not limited to, any obligation to make any distribution or other payment to either Seller pursuant to Article 5 of the LLC Agreement) and, except as otherwise provided in Sections 6(b) and 6(c)(iv)(B) and (C) hereof, each Seller hereby releases and forever discharges Purchaser, the Company and their respective affiliates from all of their liabilities and obligations under the LLC Agreement.

             (b)  Certain Tax Matters.  The Sellers' distributive

share of the Company's income or loss for the taxable year in which the Closing takes place shall be determined based on a closing of the Company's books as of the close of business on the last business day prior to the Closing. Notwithstanding the sale of the Sellers Interests to Purchaser, Sellers will receive all distributions pursuant to Section 5.1(a) of the LLC Agreement in respect of any taxes incurred or to be incurred by Sellers or their affiliates as a result of Sellers' ownership of interests in the Company through the Closing and without regard to the limitations set forth in the penultimate sentence of Section 5.1(a) of the LLC Agreement. At the Closing, the Company will pay to Sellers in cash by wire transfer of immediately available funds the amount of $8,377,018, representing all distributions with respect to taxes which have not been paid as of the Closing and are required to be paid pursuant to Section 5.1(a) of the LLC Agreement on or before the Closing without regard to the limitations set forth in the penultimate sentence of such Section 5.1(a). No Purchaser Entity shall have any responsibility with respect to any federal, state or local tax of the Sellers arising as a result of the Sale by Sellers of their Seller's Interest to Purchaser.

             (c)  LLC Agreement.

                 (i) The parties hereto agree that notwithstanding the provisions of Sections 10.1(a) and 15.5 of the LLC Agreement or any other section of the LLC Agreement, the purchase and sale of the Seller Interests pursuant to this Agreement, which are not being consummated pursuant to the provisions of Article 10 or
         Article 11 of the LLC Agreement, are expressly permitted.

                 (ii) The parties hereto (A) acknowledge that Purchaser is currently a Member and therefore need not be admitted as a Member in connection with its purchase of the Seller Interests and (B) agree that the provisions of Section 10.10(c) of the LLC Agreement shall not apply to the purchase and sale of the Seller Interests pursuant to this Agreement, that the purchase by Purchaser of the Seller Interests will be valid without compliance with the provisions of Section 10.10 and that Purchaser will succeed to the rights and obligations of Sellers but not Ball Parent under the Transaction Documents.

                 (iii) Each Seller acknowledges that upon consummation of the Closing, such Seller shall have assigned all of its Seller Interests to Purchaser and, in accordance with Section 18-702 of the Delaware Limited Liability Company Act, 6 Del. C. ss.ss. 18-101 et seq. and Section 10.10 of the LLC Agreement, such Seller shall cease to be a Member, to have any obligations or liabili-ties of a Member or to have the power to exercise any rights or powers of a Member except as provided in Section 6(c)(iv) below.

                 (iv) The parties hereto acknowledge that (A) the provisions of Section 9.1 of the LLC Agreement shall continue to be applicable to Sellers for a period of three years after the Closing in accordance with the terms thereof, (B) Sellers and any Indemnified Parties related to Sellers shall continue to be entitled to the benefits of Article 14 of the LLC Agreement (and specifically shall be indemnified and held harmless from and against any losses, claims, damages or expenses relating to the proposed acquisition by the Company of Anchor Glass Container Corporation, regardless of whether arising before or after the Closing) and (C) Sellers shall continue to be entitled to the benefits of Article 7 of the LLC Agreement with respect to periods during which Sellers were Members of the Company.

         7.  Conditions to Closing.

             (a) The obligations of each party to consummate the Closing are subject to the conditions that (i) any applicable waiting period under the HSR Act relating to the transactions contemplated hereby shall have expired or been terminated and (ii) no provision of any applicable law or regulation shall prohibit, and no judgment, injunction, order or decree shall have been entered that prohibits, the consummation of the Closing.

             (b) The obligations of Sellers to consummate the Closing are subject to the conditions that (i) Purchaser shall have performed in all material respects all of its obligations hereunder required to be performed by it, (ii) the representations and warranties of Purchaser contained in this Agreement shall be true and correct as of the Closing as if made as of such date and (iii) the Company shall have paid all amounts payable pursuant to that certain letter agreement among the Company, Ball Glass Container Corporation and Ball Parent of even date herewith (the "Letter Agreement").

             (c) The obligations of Purchaser to consummate the Closing are subject to the conditions that (i) Sellers shall have performed in all material respects all of their obligations hereunder required to be performed by them and (ii) the representations and warranties of Sellers contained in this Agreement shall be true and correct as of the Closing as if made as of such date.

         8.  Termination.

             (a) This Agreement may be terminated prior to the Closing (i) by the mutual written agreement of Purchaser and Sellers, (ii) by either Purchaser or Sellers, if the Closing shall not have been consummated on or before December 31, 1996 and the terminating party has not breached any provisions of this Agreement or (ii) by Purchaser or either Seller if there shall be any applicable law or regulation that makes consummation of the transactions contemplated hereby illegal or otherwise prohibited or if consummation of the transactions contemplated hereby would violate any nonappealable final order, decree or judgment of any court or governmental body having competent jurisdiction. The party desiring to terminate this Agreement shall give notice of such termination to the other parties.

             (b) If this Agreement is terminated as permitted by Section 8(a), termination shall be without liability of any party (or any stockholder, director, officer, employee, agent, consultant or representative of such party) to the other parties to this Agreement; provided that if such termination shall result from the failure of any party to fulfill a condition to the performance of the obligations of the other parties, failure to perform a covenant of this Agreement or breach by any party hereto of any representation or warranty or agreements contained herein, such party shall be fully liable for any and all damages incurred or suffered by the other parties as a result of such failure or breach. The provisions of Section 10 shall survive any termination hereof pursuant to
Section 8(a).

         9. Public Announcements. The parties agree to consult with each other before issuing any press release or making any public statement with respect to this Agreement or the consummation of the transactions contemplated hereby and, except as may be required by applicable law or the applicable requirements of any national securities exchange, will not issue any such press release or make any such public statement without the prior written consent of the other parties hereto, which consent shall not be unreasonably withheld or delayed.

         10. Expenses. All fees and expenses incurred by the Sellers in connection with this Agreement, including, but not limited to, brokerage fees, finder's fees, investment banking fees or legal fees, will be borne by the Sellers, and all fees and expenses incurred by the Purchaser Entities in connection with this Agreement, including, but not limited to, brokerage fees, finder's fees, investment banking fees or legal fees in connection with this Agreement, will be borne by Purchaser Entities.

         11. Miscellaneous.

             (a) This Agreement, the Letter Agreement and the letter agreement among the Company, Purchaser and Ball Parent of even date herewith (the "Lease Letter") constitute the entire agreement of the parties hereto and supersede all prior agreements and understandings, whether oral or written, between the parties hereto with respect to the subject matter hereof. To the extent the following agreements are not inconsistent with the agreements referred to in the immediately preceding sentence, the rights and obligations of the parties under the following agreements shall remain in full force and effect in the form executed by the parties and as amended to the date hereof: the Ball Purchase Agreement, the Parent Sideletters (subject to the provisions of the Lease Letter), the Macedonia Facilities Lease, effective as of September 16, 1995 between Ball Parent and the Company, the Trademark and Tradename Agreement, dated September 15, 1995, between Ball Parent and the Company, the Transition Services Agreement, dated September 15, 1995, between Ball Parent and the Company and the Transition Services Agreement, dated September 15, 1995, between SGC and Ball Parent. This Agreement may not be amended orally, but only by an instrument in writing signed by each of the parties to this Agreement.

             (b) Subject to the terms and conditions of this Agreement, the parties hereto will use their reasonable best efforts to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary or desirable under applicable law and regulations (including, if required to be filed by such party, the filing by Purchaser and Sellers of a Notification and Report Form pursuant to the HSR Act with respect to the transactions contemplated hereby and promptly providing any additional information that may be requested thereunder) to consummate the transactions contemplated hereby.

             (c) This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and assigns, including any successor to Purchaser or either Seller or substantially all of their assets or business, by merger, consolidation, purchase of assets, purchase of stock or otherwise; provided that no party may assign, delegate or otherwise transfer any of its rights or obligations under this Agreement without the consent of each other party hereto except that Purchaser may assign its rights and obligations hereunder to another direct or indirect wholly-owned subsidiary of SGC, but such assignment will not release Purchaser of its obligations hereunder.

             (d) Section headings contained in this Agreement are for reference purposes only and shall not affect the meaning or interpretation of this Agreement.

             (e) This Agreement may be executed in any number of counterparts, each of which shall, when executed, be deemed to be an original and all of which shall be deemed to be one and the same instrument.

             (f) This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Delaware, without reference to the conflict of laws principles thereof.

             (g) The parties hereby agree that any suit, claim, action or proceeding relating to or arising under this Agreement shall be brought in a state court of Delaware (a "Delaware Court"). Each party hereby consents to personal jurisdiction in any such action brought in any such Delaware Court, consents to service of process upon it in the manner set forth in
Section 11(h) hereof, and waives any objection it may have to venue in any such Delaware Court or to any claim that any such Delaware Court is an inconvenient forum.

             (h) All notices and other communications under this Agreement shall be in writing and delivery thereof shall be deemed to have been made either (i) if mailed, when received, or (ii) when transmitted by hand delivery, telegram, telex, telecopier or facsimile transmission, to the party entitled to receive the same at the addresses indicated below or at such other address as such party shall have specified by written notice to the other parties hereto given in accordance herewith:

                (1)        if to Sellers, addressed to:

                           BG Holdings I, Inc.
                           BG Holdings II, Inc.
                           c/o Ball Packaging Corp.
                           9300 W. 108th Circle
                           Westminister, Colorado 80021-3682
                           Attention:  David B. Sheldon, President

                           (with copies to:)

                           Skadden, Arps, Slate,
                             Meagher & Flom
                           333 West Wacker Drive
                           Suite 2100
                           Chicago, Illinois 60606
                           Attention: Charles W. Mulaney, Jr.

                (2)        if to Purchaser, addressed to:

                           Saint-Gobain Holdings I Corp.
                           c/o Thomas A. Decker
                           Saint-Gobain Corporation
                           750 N. Swedesford Road
                           P.O. Box 860
                           Valley Forge, PA  19482-7087
                           Fax:  610-341-7728

                (with copies to:)

                           Saint-Gobain Corporation
                           750 N. Swedesford Road
                           P.O. Box 860
                           Valley Forge, PA  19482-7087
                           Attention:  Thomas A. Decker
                           Fax:  610-341-7728

                           Davis Polk & Wardwell
                           450 Lexington Avenue
                           New York, New York 10017
                           Attention:  William L. Rosoff
                           Fax:  (212) 450-4800

             (i) Any waiver by any party of a breach of any provision of this Agreement shall not operate as, or be construed to be a waiver of, any other breach of such provision or of any breach of any other provision of this Agreement.

             (j) No provision in this Agreement shall constitute any person a third party beneficiary hereof.

             (k) If any term, provision, covenant or restriction of this Agreement is held by a court of competent jurisdiction or other authority to be invalid, void or unenforceable, the remainder of the terms, provisions, covenants and restrictions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

             (l) WAIVER OF JURY TRIAL. EACH OF THE PARTIES HERETO HEREBY IRREVOCABLY WAIVES ANY AND ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATED TO THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED HEREBY.

             (m) SGC hereby guaranties the payment in full of the obligations of Purchaser hereunder in accordance with the terms hereof.


         IN WITNESS WHEREOF, each of the parties hereto has executed or caused this Agreement to be executed as of the date first above written.

                        BG HOLDINGS I, INC.

                        By:  /s/ David B. Sheldon
                             __________________________________
                              Name:  David B. Sheldon
                              Title: President

                        BG HOLDINGS II, INC.

                        By:  /s/ David B. Sheldon
                             __________________________________
                              Name:  David B. Sheldon
                              Title: President

                        SAINT-GOBAIN HOLDINGS I CORP.

                        By:  /s/ Thomas A. Decker
                             _________________________________
                              Name:  Thomas A. Decker
                              Title: Vice-President

                        BALL-FOSTER GLASS CONTAINER CO., L.L.C.

                        By:  /s/ Marcello Marazzini
                             _________________________________
                              Name:  Marcello Marazzini
                              Title: Senior Vice-President and
                                     Chief Financial Officer

                        SAINT-GOBAIN CORPORATION

                        By:  /s/ Thomas A. Decker
                             _________________________________
                              Name: Thomas A. Decker
                              Title: Executive Vice-President and
                                     General Counsel